EXHIBIT 99.1

Precision Drilling Corporation Announces 2020 Second Quarter Unaudited Financial Results

CALGARY, Alberta, July 23, 2020 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2020 second quarter financial results:

  Revenue of $190 million was a decrease of 47% compared with the second quarter of 2019.
  Net loss of $49 million or negative $0.18 per diluted share compared with a net loss of $14 million or negative $0.05 per diluted share in 2019.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $58 million as compared with $81 million in the second quarter of 2019.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $104 million and $27 million, respectively.
  Second quarter ending cash balance was $175 million, an increase of $78 million from March 31, 2020.
  Second quarter capital expenditures were $24 million.
  Reduced our unsecured senior notes balance by $5 million and drew $5 million under our Senior Credit Facility.
  In U.S., recognized US$8 million of idle but contracted rig revenue and US$8 million of contract cancellation fees of which US$2 million pertained to second quarter contracted days.
  Recognized restructuring charges of $6 million and Government of Canada wage subsidies of $9 million.
  To secure our liquidity position, on April 9, 2020, we amended our Senior Credit Facility to provide temporary covenant relief through March 31, 2022.

Precision’s President and CEO Kevin Neveu stated:

“The immediate and decisive steps the Precision team has executed during this pandemic and economic crisis have delivered very strong financial and operational results. Our actions have further strengthened and positioned the company both financially and competitively for an eventual industry recovery. During the second quarter we generated $58 million in Adjusted EBITDA and cash from operations of $104 million with our results further supported by field performance and operational excellence in all parts of our business. Also during the quarter, we improved our liquidity position by increasing our cash balance to $175 million bringing our total liquidity available to nearly $900 million, which supports our ability to persevere through a prolonged market downturn and capture value in a market recovery.”

“During the quarter, we executed structural cost reductions beyond those previously announced, which we expect will lead to an additional $14 million in annualized savings. We now expect our total annualized fixed cost reductions to be 35%, an increase from our previous target of 30% and our normalized general and administrative expense savings to exceed $30 million. We expect these cash preservation measures, combined with capital expenditure reductions and Canadian wage subsidy program, will reduce total 2020 cash outflows by up to $150 million, an increase from our previously communicated target of over $100 million. We will continue to explore every avenue to reduce our costs and spending and conserve cash to keep Precision on track to meet long-term debt reduction goals and support our High Performance, High Value competitive strategy.”

“Second quarter U.S. operating results reflected improved field margins delivered with tightly managed expenses and strong contract book performance, both critical in this challenged environment. While industry activity appears to be flattening, visibility remains limited for the second half of the year. In Canada, Precision achieved 36% market share during the second quarter driven by our Super Triple rig fleet, which is well-positioned for pad style development drilling activity in the Montney and Duvernay. We expect the third quarter seasonal rebound in Canada to remain muted with limited visibility into long-term customer demand. While global international rig activity is contracting sharply, we expect Precision’s six rigs under long-term contract in Kuwait and the Kingdom of Saudi Arabia to remain stable sources of revenue. Additional rig deployment and re-contracting opportunities will be delayed until the customers in these regions fully return to work.”

“Precision’s Alpha technologies continue to demonstrate exceptional field results, driving strong customer interest and field adoption of our broad portfolio of digital solutions. During the second quarter, we commercialized two additional drilling apps for a total of six commercial apps this year and we have 12 more under development. This year we have utilized AlphaApps on over 110 wells throughout North America, generating 890 AlphaApp days. Additionally, we are utilizing AlphaAnalytics for an integrated oil company in the Delaware basin and reduced drilling time on a 28-day horizontal well by 4.1 days, setting a new efficiency benchmark. In the Haynesville basin, we applied AlphaAnalytics to a separate customer’s full fleet of rigs and delivered an 8% improvement in drilling times compared to results achieved in the first quarter. AlphaAnalytics, AlphaApps and the AlphaAutomation platform are functioning on over half of our active North American fleet today and the drilling performance enhancements are inarguable. We believe the Alpha digital enablement of the drilling rig process to be the single most important technology transformation our customers can leverage to reduce their well construction costs and we believe this may be the ideal market to capitalize on these initiatives.”

“We will remain focused on the continued execution of our strategic priorities, including our 2020 deleveraging targets while preserving our strong liquidity position. We will concentrate on maximizing cash flow, stringently managing costs, leveraging our high-quality fleet and collaborating with our customers to utilize our Alpha portfolio to maximize efficiencies and deliver predictable, repeatable results” concluded Mr. Neveu.

IMPACT OF COVID-19

In March 2020, the novel coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable.

As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, in the second quarter voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Corporation remains unknown at this time.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights
	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Revenue	189,759	359,424	(47.2)	569,243	793,467	(28.3)
Adjusted EBITDA(1)	58,465	81,037	(27.9)	160,369	189,004	(15.2)
Operating earnings (loss)(1)	(19,189)	5,569	(444.6)	3,410	67,643	(95.0)
Net earnings (loss)	(48,867)	(13,801)	254.1	(54,144)	11,213	(582.9)
Cash provided by operations	104,478	106,035	(1.5)	179,431	146,622	22.4
Funds provided by operations(1)	26,639	40,950	(34.9)	107,956	136,943	(21.2)
Capital spending:
Expansion and upgrade	12,111	33,595	(63.9)	13,764	99,712	(86.2)
Maintenance and infrastructure	11,816	9,874	19.7	21,648	14,719	47.1
Intangibles	-	26	(100.0)	57	464	(87.7)
Proceeds on sale	(5,021)	(24,575)	(79.6)	(10,711)	(82,452)	(87.0)
Net capital spending	18,906	18,920	(0.1)	24,758	32,443	(23.7)
Net earnings (loss) per share:
Basic	(0.18)	(0.05)	256.4	(0.20)	0.04	(600.0)
Diluted	(0.18)	(0.05)	256.4	(0.20)	0.04	(600.0)

(1)	See “NON-GAAP MEASURES”.

Operating Highlights
	For the three months ended June 30,			For the six months ended June 30,
	2020	2019	% Change	2020	2019	% Change
Contract drilling rig fleet	227	232	(2.2)	227	232	(2.2)
Drilling rig utilization days:
U.S.	2,743	6,994	(60.8)	7,727	14,117	(45.3)
Canada	834	2,413	(65.4)	6,603	6,757	(2.3)
International	687	728	(5.6)	1,415	1,448	(2.3)
Revenue per utilization day:
U.S.(1) (US$)	29,370	23,425	25.4	25,828	23,312	10.8
Canada(2) (Cdn$)	22,940	21,613	6.1	21,633	22,490	(3.8)
International (US$)	54,779	51,542	6.3	54,529	50,746	7.5
Operating cost per utilization day:
U.S. (US$)	14,172	14,803	(4.3)	14,406	14,584	(1.2)
Canada (Cdn$)	13,898	17,414	(20.2)	14,196	15,840	(10.4)
Service rig fleet	123	123	-	123	123	-
Service rig operating hours	4,702	29,540	(84.1)	39,067	72,438	(46.1)

(1)	Includes revenue from idle but contracted rig days and contract cancellation fees.
(2)	Includes lump sum contract shortfall revenue.

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2020	December 31, 2019
Working capital(1)	237,867	201,696
Cash	175,125	74,701
Long-term debt	1,450,900	1,427,181
Total long-term financial liabilities	1,521,067	1,500,950
Total assets	3,204,233	3,269,840
Long-term debt to long-term debt plus equity ratio	0.49	0.48

(1)	See “NON-GAAP MEASURES”.

Summary for the three months ended June 30, 2020:

  Revenue this quarter was $190 million which is 47% lower than the second quarter of 2019. Our decreased revenue was primarily the result of lower activity across all operating segments. Industry drilling activity steeply declined in the second quarter of 2020 as customers reduced drilling programs in response to the global economic slowdown. Compared with the second quarter of 2019, our activity, as measured by drilling rig utilization days, decreased by 61% in the U.S., 65% in Canada and 6% internationally.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) of $58 million for the quarter was a decrease of $23 million from the previous year and was primarily due to lower activity. As a percentage of revenue, Adjusted EBITDA was 31% compared with 23% in the comparative quarter. The improved percentage was primarily due to U.S. contract cancellation fees, increased idle but contracted rig payments and Canadian wage subsidies partially offset by higher restructuring costs and share-based compensation charges. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Operating loss (see “NON-GAAP MEASURES”) this quarter was $19 million compared with operating earnings of $6 million in the second quarter of 2019. Our operating earnings in the prior year quarter were positively impacted by higher activity levels.
  General and administrative expenses this quarter were $18 million, $8 million lower than in 2019. Our lower general and administrative costs in 2020 were primarily due to lower overhead costs as we continued to align our cost structure to reflect reduced global activity and the impact of Canadian wage subsidies.
  Restructuring charges were $6 million as compared to nil in 2019.
  Net finance charges were $28 million, a decrease of $2 million compared with the second quarter of 2019 and primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.
  In the second quarter of 2020, revenue per utilization day in the U.S. increased to US$29,370 from US$23,425 in 2019. The increase was primarily the result of higher revenues from contract cancellation fees, idle but contracted rigs and turnkey drilling. We had second quarter revenue from contract cancellation fees, idle but contracted rigs and turnkey projects of US$8 million, US$8 million and US$3 million, respectively, as compared with nil, US$1 million and nil, respectively in 2019. Operating costs on a per day basis decreased to US$14,172 in the second quarter of 2020 compared with US$14,803 in 2019. The decrease was mainly due to lower repairs and maintenance partially offset by increased turnkey activity. On a sequential basis, revenue per utilization day, excluding revenue from contract cancellations, idle but contracted rigs and turnkey activity were in line with the first quarter. Operating costs per day decreased by US$362 due to lower repairs and maintenance partially offset by turnkey drilling costs.
  In Canada, average revenue per utilization day for contract drilling rigs was $22,940 compared with $21,613 in the second quarter of 2019. The higher average revenue per utilization day in the second quarter of 2020 was primarily due to rig mix partially offset by lower contract shortfall revenue. During the quarter, we did not recognize any contract shortfall revenue compared with $1 million in 2019. Average operating costs per utilization day for drilling rigs in Canada decreased to $13,898 compared with the prior year quarter of $17,414. The decrease was mainly caused by the impact of the Canadian wage subsidy programs partially offset by fixed operating overheads being spread over fewer utilization days. During the quarter, we recognized Canadian wage subsidies of $4 million which lowered our operating costs per utilization day by $5,173.
  We realized revenue from international contract drilling of US$38 million in the second quarter of 2020, consistent with the prior year quarter. Average revenue per utilization day in our international contract drilling business increased 6% to US$54,779 from the comparable prior year quarter, primarily due to rate increases from the commencement, renewal and extension of drilling contracts.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the second quarter of 2020 were $104 million and $27 million, respectively, compared to $106 million and $41 million in the prior year comparative.
  Capital expenditures were $24 million in the second quarter, a decrease of $20 million over the same period in 2019. Capital spending for the quarter included $12 million for upgrade and expansion capital and $12 million for the maintenance of existing assets, infrastructure spending and intangibles.

Summary for the six months ended June 30, 2020:

  Revenue for the first half of 2020 was $569 million, a decrease of 28% from the comparative 2019 period.
  Operating earnings (see “NON-GAAP MEASURES”) were $3 million, a decrease of $64 million from the same period in 2019. As a percentage of revenue, operating earnings were 1% compared with 9% in 2019. Operating results this year were negatively impacted by lower activity.
  General and administrative costs were $38 million, a decrease of $19 million from 2019. The decrease was due to lower overhead costs as a result of our restructuring activities and lower share-based compensation.
  Net finance charges were $56 million, a decrease of $6 million from 2019 primarily due to a reduction in interest expense related to retired debt partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Cash provided by operations was $179 million in 2020 as compared with $147 million in 2019. Funds provided by operations (see “NON-GAAP MEASURES”) in the first half of 2020 were $108 million, a decrease of $29 million from the prior year comparative period of $137 million.
  Capital expenditures were $35 million for the first half of 2020, a decrease of $79 million over the same period in 2019. Capital spending for the first half of 2020 included $14 million for upgrade and expansion capital and $22 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2020 are as follows:

  Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the second quarter of 2020, Precision generated $104 million of cash provided by operations (see “NON-GAAP MEASURES”) and $5 million of cash proceeds from the divestiture of non-core assets. We increased our cash balance by $78 million during the quarter, exiting with a cash balance of $175 million, compared to $97 million at March 31, 2020. We will place a high priority on maintaining a strong liquidity position and will continue to reduce debt levels once visibility improves.
  Demonstrate operational excellence in all aspects of our business – In Canada, we continued at record level market share of 36% and reported operating margins (revenue less operating costs) of $9,042 per utilization day. In the U.S., we lowered field costs and leveraged our contract book to generate reported operating margins of US$15,198 per utilization day. Internationally, we maintained stable activity, averaging eight active drilling rigs, and recorded average day rates of US$54,779.
  Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – As at June 30, 2020, we have 38 field-deployed rigs equipped with our AlphaAutomation platform which have drilled 316 wells in 2020. Since 2017, we have drilled approximately 1,500 wells with AlphaAutomation and currently have 18 AlphaApps available, of which six are commercial. In 2020, we have drilled over 110 wells with AlphaApps, generating 890 AlphaApp days, further allowing us to differentiate our High Performance, High Value offering. We are currently utilizing AlphaAnalytics for an integrated oil company in the Delaware basin and have reduced drilling time on a 28-day horizontal well by 4.1 days, setting a new drilling efficiency benchmark. With a separate customer in the Haynesville basin, we applied AlphaAnalytics to their full fleet of rigs and delivered an 8% improvement in drilling times compared to results achieved in the first quarter. AlphaAnalytics, AlphaApps and the AlphaAutomation platform are functioning on over half of our active North American fleet today.

OUTLOOK

The energy industry continues to have a challenging outlook as the COVID-19 pandemic has resulted in significant global oil supply imbalances and near-term crude oil price volatility. Our customers have responded by materially reducing capital spending leading to a rapid reduction in global oilfield service activity levels. In this reduced-activity environment, our customers remain focused on operational efficiencies. We anticipate this will accelerate the industry’s transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We are encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program is expected to run through to the end of 2022 with government funds being provided in stages. As the use of service rigs is an integral part of the well abandonment process, we believe our well servicing business is well positioned to capture these opportunities as a result of our scale, operational performance and strong safety record.

On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (CEWS) program, which would subsidize 75% of employee wages for Canadian employers whose businesses have been affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. Under this program in the second quarter of 2020, we recognized $9 million of CEWS subsidies that were presented as reductions to operating and general and administrative expense of $6 million and $3 million, respectively. The Government of Canada recently indicated its continued support of this program through to the end of the year. We expect to participate in the third and fourth quarter of 2020 and receive similar levels of wage subsidies as recognized in the second quarter.

Contracts

Year to date in 2020 we have entered into ten term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of July 22, 2020. For those quarters ending after June 30, 2020, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 22, 2020:
U.S.	56	52	49	41	41	32	26	22
Canada	8	5	5	5	5	4	3	3
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	44	35	31

The following chart outlines the average number of drilling rigs that we had under contract for 2019 and the average number of rigs we have under contract as of July 22, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of July 22, 2020:
U.S.	49	30	6
Canada	6	4	2
International	9	7	6
Total	64	41	14

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	79	77	72	63	55	30
Canada	48	27	42	43	63	9
International	8	8	9	9	8	8
Total	135	112	123	115	126	47

According to industry sources, as of July 22, 2020, the U.S. active land drilling rig count is down 74% from the same point last year and the Canadian active land drilling rig count is down 73%. To date in 2020, approximately 82% of the U.S. industry’s active rigs and 58% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 58% for Canada at the same time last year.

Capital Spending

Capital spending in 2020 is expected to be $48 million and includes $34 million for sustaining, infrastructure and intangibles and $14 million for upgrade and expansion. We expect that the $48 million will be split $45 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and less than $1 million to the Corporate segment. At June 30, 2020, Precision had capital commitments of $113 million with payments expected through to 2022.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	% Change	2020	2019	% Change
Revenue:
Contract Drilling Services	184,738	334,475	(44.8)	531,287	713,739	(25.6)
Completion and Production Services	5,525	26,145	(78.9)	39,188	81,964	(52.2)
Inter-segment eliminations	(504)	(1,196)	(57.9)	(1,232)	(2,236)	(44.9)
	189,759	359,424	(47.2)	569,243	793,467	(28.3)
Adjusted EBITDA:(1)
Contract Drilling Services	74,613	93,295	(20.0)	185,346	211,750	(12.5)
Completion and Production Services	(1,220)	2,781	(143.9)	2,015	13,299	(84.8)
Corporate and Other	(14,928)	(15,039)	(0.7)	(26,992)	(36,045)	(25.1)
	58,465	81,037	(27.9)	160,369	189,004	(15.2)

(1)	See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES
	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	184,738	334,475	(44.8)	531,287	713,739	(25.6)
Expenses:
Operating	101,498	231,422	(56.1)	323,827	477,937	(32.2)
General and administrative	6,083	9,758	(37.7)	14,853	21,006	(29.3)
Restructuring	2,544	-	n/m	7,261	3,046	138.4
Adjusted EBITDA(1)	74,613	93,295	(20.0)	185,346	211,750	(12.5)
Depreciation	74,062	75,155	(1.5)	149,786	153,154	(2.2)
Gain on asset disposals	(3,091)	(4,271)	(27.6)	(5,933)	(39,272)	(84.9)
Impairment reversal	-	-	n/m	-	(5,810)	(100.0)
Operating earnings(1)	3,642	22,411	(83.7)	41,493	103,678	(60.0)
Operating earnings(1) as a percentage of revenue	2.0%	6.7%		7.8%	14.5%

(1)	See “NON-GAAP MEASURES”.
n/m	Not meaningful

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023
June 30	30	378	77	967
Year to date average	42	571	78	995

(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183
June 30	9	25	27	82
Year to date average	36	110	37	132

(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	5,525	26,145	(78.9)	39,188	81,964	(52.2)
Expenses:
Operating	5,558	21,823	(74.5)	32,184	64,956	(50.5)
General and administrative	915	1,541	(40.6)	2,394	3,252	(26.4)
Restructuring	272	-	n/m	2,595	457	467.8
Adjusted EBITDA(1)	(1,220)	2,781	(143.9)	2,015	13,299	(84.8)
Depreciation	4,119	4,341	(5.1)	8,402	9,290	(9.6)
Gain on asset disposals	(262)	(3,546)	(92.6)	(1,001)	(3,602)	(72.2)
Operating earnings (loss)(1)	(5,077)	1,986	(355.6)	(5,386)	7,611	(170.8)
Operating earnings (loss)(1) as a percentage of revenue	(91.9)%	7.6%		(13.7)%	9.3%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	4,702	29,540	(84.1)	39,067	72,438	(46.1)
Service rig operating hour utilization	4%	26%		17%	31%

(1)	See “NON-GAAP MEASURES”.
n/m	Not meaningful

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $15 million, slightly lower than the second quarter of 2019 primarily due to Canadian wage subsidies offset by higher share-based compensation expense and increased restructuring charges. During the second quarter of 2020, we incurred $3 million of restructuring charges and recognized $2 million of Canadian wage subsidies.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash settled share-based incentive plans	5,372	515	(1,021)	6,319
Equity settled share-based incentive plans:
Executive PSU	2,959	3,024	5,694	5,396
Stock option plan	168	506	554	1,237
Total share-based incentive compensation plan expense	8,499	4,045	5,227	12,952

Allocated:
Operating	1,987	798	1,014	3,227
General and Administrative	6,512	3,247	4,213	9,725
	8,499	4,045	5,227	12,952

Cash settled shared-based compensation expense increased by $5 million in the current quarter primarily due to our increasing share price. Our total equity settled share-based compensation expense for the second quarter of 2020 was $3 million, slightly lower than 2019 due to vesting of stock options granted in prior years.

Finance Charges

Net finance charges were $28 million, a decrease of $2 million compared with the second quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.

Interest charges on our U.S. denominated long-term debt in the second quarter of 2020 were US$19 million ($26 million) as compared with US$21 million ($28 million) in 2019.

Income Tax

Income tax expense for the quarter was $4 million compared with a recovery of $6 million in the same quarter in 2019. The higher income tax expense in the second quarter of 2020 was the result of not recognizing the benefit of $14 million on Canadian deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$4 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$63 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$344 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$303 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$368 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at June 30, 2020, we had US$1,080 million ($1,467 million) outstanding under our Senior Credit Facility and unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019. During the first half of 2020, we redeemed US$25 million principal amount and repurchased and cancelled US$3 million of our 6.50% unsecured senior notes due 2021, repurchased and cancelled US$5 million of our 5.25% unsecured senior notes due 2024, US$2 million of our 7.125% unsecured senior notes due 2026 and US$1 million of our 7.75% unsecured senior notes due 2023 and we drew US$4 million on our Senior Credit Facility. The weakening of the Canadian dollar resulted in $64 million of additional stated debt such that at June 30, 2020, we had $1,462 million of outstanding unsecured senior notes and $16 million in unamortized debt issue costs.

The current blended cash interest cost of our debt is approximately 6.7%.

Covenants

Following is a listing of our applicable Senior Credit Facility financial covenants and the calculations as at June 30, 2020:

	Covenant	At June 30, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	(0.23)
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.50	3.39

(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At June 30, 2020, we were in compliance with the covenants of our Senior Credit Facility.

Senior Credit Facility

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	189,759	359,424	569,243	793,467
Expenses:
Operating	106,552	252,049	354,779	540,657
General and administrative	18,449	26,338	37,984	57,368
Restructuring	6,293	—	16,111	6,438
Depreciation and amortization	81,124	83,327	164,038	170,080
Gain on asset disposals	(3,470)	(7,859)	(7,079)	(42,909)
Impairment reversal	—	—	—	(5,810)
Operating earnings (loss)	(19,189)	5,569	3,410	67,643
Foreign exchange	(928)	(3,763)	1,763	(5,886)
Finance charges	28,083	30,385	55,663	61,688
Gain on repurchase of unsecured notes	(1,121)	(1,085)	(1,971)	(1,398)
Earnings (loss) before income taxes	(45,223)	(19,968)	(52,045)	13,239

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2020;
  our capital expenditure plans for 2020;
  anticipated activity levels in 2020 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2020 and 2021;
  anticipated cash outflow savings and liquidity;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$175,125	$74,701
Accounts receivable	192,645	310,204
Inventory	31,502	31,718
Income tax recoverable	1,194	1,142
Total current assets	400,466	417,765
Non-current assets:
Deferred tax assets	6,011	4,724
Right of use assets	63,412	66,142
Property, plant and equipment	2,704,377	2,749,463
Intangibles	29,967	31,746
Total non-current assets	2,803,767	2,852,075
Total assets	$3,204,233	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$148,139	$199,478
Income taxes payable	4,285	4,142
Current portion of lease obligation	10,175	12,449
Total current liabilities	162,599	216,069

Non-current liabilities:
Share-based compensation	4,785	8,830
Provisions and other	9,655	9,959
Lease obligation	55,727	54,980
Long-term debt	1,450,900	1,427,181
Deferred tax liabilities	26,152	25,389
Total non-current liabilities	1,547,219	1,526,339
Shareholders’ equity:
Shareholders’ capital	2,291,796	2,296,378
Contributed surplus	70,503	66,255
Deficit	(1,023,600)	(969,456)
Accumulated other comprehensive income	155,716	134,255
Total shareholders’ equity	1,494,415	1,527,432
Total liabilities and shareholders’ equity	$3,204,233	$3,269,840

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$189,759	$359,424	$569,243	$793,467
Expenses:
Operating	106,552	252,049	354,779	540,657
General and administrative	18,449	26,338	37,984	57,368
Restructuring	6,293	—	16,111	6,438
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	58,465	81,037	160,369	189,004
Depreciation and amortization	81,124	83,327	164,038	170,080
Gain on asset disposals	(3,470)	(7,859)	(7,079)	(42,909)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	(928)	(3,763)	1,763	(5,886)
Finance charges	28,083	30,385	55,663	61,688
Gain on repurchase of unsecured senior notes	(1,121)	(1,085)	(1,971)	(1,398)
Earnings (loss) before income taxes	(45,223)	(19,968)	(52,045)	13,239
Income taxes:
Current	2,116	1,403	3,175	3,013
Deferred	1,528	(7,570)	(1,076)	(987)
	3,644	(6,167)	2,099	2,026
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Net earnings (loss) per share:
Basic	$(0.18)	$(0.05)	$(0.20)	$0.04
Diluted	$(0.18)	$(0.05)	$(0.20)	$0.04

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(71,311)	(42,846)	85,697	(91,364)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	53,920	29,859	(64,236)	68,873
Comprehensive loss	$(66,258)	$(26,788)	$(32,683)	$(11,278)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Adjustments for:
Long-term compensation plans	6,324	3,612	5,621	10,924
Depreciation and amortization	81,124	83,327	164,038	170,080
Gain on asset disposals	(3,470)	(7,859)	(7,079)	(42,909)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	(1,718)	(3,880)	1,154	(6,118)
Finance charges	28,083	30,385	55,663	61,688
Income taxes	3,644	(6,167)	2,099	2,026
Other	(823)	(281)	(763)	(159)
Gain on repurchase of unsecured senior notes	(1,121)	(1,085)	(1,971)	(1,398)
Income taxes paid	(3,128)	(3,550)	(3,948)	(3,887)
Income taxes recovered	—	—	—	1,071
Interest paid	(33,548)	(40,263)	(53,043)	(60,496)
Interest received	139	512	329	718
Funds provided by operations	26,639	40,950	107,956	136,943
Changes in non-cash working capital balances	77,839	65,085	71,475	9,679
	104,478	106,035	179,431	146,622
Investments:
Purchase of property, plant and equipment	(23,927)	(43,469)	(35,412)	(114,431)
Purchase of intangibles	—	(26)	(57)	(464)
Proceeds on sale of property, plant and equipment	5,021	24,575	10,711	82,452
Changes in non-cash working capital balances	(1,880)	2,536	(5,406)	(727)
	(20,786)	(16,384)	(30,164)	(33,170)
Financing:
Proceeds from senior credit facility	5,030	—	5,030	—
Repurchase of unsecured senior notes	(4,911)	(107,161)	(45,465)	(123,833)
Share repurchase	(15)	—	(5,259)	—
Lease payments	(1,897)	(1,685)	(3,625)	(3,357)
Debt amendment fees	(647)	—	(668)	—
	(2,440)	(108,846)	(49,987)	(127,190)
Effect of exchange rate changes on cash	(3,129)	(1,255)	1,144	(2,308)
Increase in cash	78,123	(20,450)	100,424	(16,046)
Cash, beginning of period	97,002	101,030	74,701	96,626
Cash, end of period	$175,125	$80,580	$175,125	$80,580

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(54,144)	(54,144)
Other comprehensive income for the period	—	—	21,461	—	21,461
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—		175
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	6,248	—	—	6,248
Balance at June 30, 2020	$2,291,796	$70,503	$155,716	$(1,023,600)	$1,494,415

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	11,213	11,213
Other comprehensive loss for the period	—	—	(22,491)	—	(22,491)
Share-based compensation expense	—	6,633	—	—	6,633
Balance at June 30, 2019	$2,322,280	$58,965	$139,523	$(964,861)	$1,555,907

SECOND QUARTER 2020 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, July 23, 2020.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until July 29, 2020 by dialing 855-859-2056 or 404-537-3406, passcode 5483895.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services, all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations and Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com